

February 16, 2012

Via E-mail
Mr. Jalal Alghani
Chief Financial Officer
Energy Holdings International, Inc.
12012 Wickchester Lane, Suite 150
Houston, Texas 77079

> **RE: Energy Holdings International, Inc.**
> **Form 10-K for the Year Ended June 30, 2011**
> **Filed October 13, 2011**
> **Form 10-Q for the Period Ended September 30, 2011**
> **Filed November 16, 2011**
> **Form 10-Q for the Period Ended December 31, 2011**
> **Filed February 15, 2012**
> **File No. 0-52631**

Dear Mr. Alghani:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2011

Financial Statements

Consolidated Balance Sheets, page 18
Consolidated Statements of Cash Flows, page 21

1. Please revise your statements of cash flows so that the amounts shown for cash and cash equivalents at the beginning and end of each period are the same amounts shown in the cash and cash equivalents line item of your balance sheet. Changes in the restricted cash line

item, shown separately on your balance sheet, should typically be included as a reconciling item under the appropriate cash flow classification in your statements of cash flows. Please make the appropriate revisions to your Form 10-K. Please also similarly revise the financial statements included in your Forms 10-Q for the periods ended September 30, 2011 and December 31, 2011. Refer to ASC 230-10-45-4.

Item 9A. Controls and Procedures, page 32

2. You disclose that you evaluated your disclosure controls and procedures as of June 30, 2010, rather than June 30, 2011. Your conclusion regarding the effectiveness of your disclosure controls and procedures also refers to June 30, 2010, rather than June 30, 2011. Please amend your Form 10-K accordingly.

Signatures, page 41

3. Your Form 10-K does not appear to have been signed by a majority of the board of directors shown on pages 34 and 35. Please also clearly identify Jalal Alghani as being a director and your Principal Accounting Officer in addition to the Principal Financial Officer title currently shown, if true. Please also clearly identify John Adair as being a director in addition to the Principal Executive Officer title currently shown, if true. Please amend your Form 10-K accordingly. Refer to General Instruction D(2) to Form 10-K.

Exhibit 31.2

4. The date of this certification is October 13, 2010, which appears to be a typo. When you amend this Form 10-K to address the other comments in this letter, please file currently dated certifications under Exhibits 31.1, 31.2, 32.1 and 32.2 that refer to the Form 10-K/A.

Exhibit 32.1

5. The first paragraph of this certification refers to John Adair as still being Chief Financial Officer when it appears that someone else currently holds this title. Please amend your Form 10-K accordingly. In addition, please revise your similar disclosure on page 34, which shows John Adair still holding the Chief Financial Officer title even though Jalal Alghani appears to have held this title since September 1, 2009 based upon your disclosure on the same page.

Exhibit 32.2

6. The first paragraph of this certification refers to John Adair and his titles, rather than Jalal Alghani and his titles of Chief Financial Officer and Principal Accounting Officer. Please amend your Form 10-K accordingly.

Forms 10-Q for the Periods Ended September 30, 2011 and December 31, 2011

Signatures, page 19 of September 30, 2011 Form 10-Q
Signatures, page 22 of December 31, 2011 Form 10-Q

7. The signature pages of these two Forms 10-Q refer to John Adair as holding the titles of Chief Financial Officer, Principal Financial Officer and Principal Accounting Officer. It appears that Jalal Alghani now holds each of these titles based upon your disclosures elsewhere. As such, Jalal Alghani should also have signed each of these Forms 10-Q with these titles included under his signature. Please amend each of these Forms 10-Q accordingly. Refer to General Instruction G to Form 10-Q.

Exhibits 32.1 and 32.2

8. The first paragraph of the certification under Exhibit 32.2 refers to John Adair and his titles, rather than Jalal Alghani and his titles of Chief Financial Officer and Principal Accounting Officer. Please amend both your Form 10-Q for the Period Ended September 30, 2011 and your Form 10-Q for the period ended December 31, 2011 accordingly. When you amend each Form 10-Q to address this comment and the other comments in this letter, please file currently dated certifications under Exhibits 31.1, 31.2, 32.1 and 32.2 that refer to the applicable Form 10-Q/A.

9. The certifications under Exhibits 32.1 and 32.2 in your Form 10-Q for the period ended December 31, 2011 refer to the incorrect period end of September 30, 2011. Please instead refer to the period ended December 31, 2011, when you file the amended Form 10-Q.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3769 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief